                                                Filed pursuant to Rule 424(b)(5)
                                                     Registration No.: 333-06763

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED APRIL 18, 1997

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 18, 1997


                                  $200,000,000

                                 THE KROGER CO.

                              % SENIOR NOTES DUE 2007

                                  -----------

  Interest on the Notes is payable on     and       of each year, commencing
   , 1997. The Notes are not redeemable prior to maturity. The Notes will be represented by one or more global Notes registered in the name of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Notes."

  SEE "RISK FACTORS" AT PAGE 3 OF THE PROSPECTUS FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE NOTES.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
   OFFENSE.

                                  -----------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Note...........................          %               %            %
Total..............................      $               $            $

-----
(1) Plus accrued interest from     , 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting expenses estimated at $175,000 payable by the Company.

                                  -----------

  The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New
York on or about     , 1997, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.
                 CHASE SECURITIES INC.
                                  CITICORP SECURITIES, INC.

                                  -----------

             The date of this Prospectus Supplement is     , 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

                             AVAILABLE INFORMATION

  In addition to the locations identified in the accompanying Prospectus, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

                                  THE COMPANY

  The Company was founded in 1883, incorporated in 1902, and maintains its principal executive offices in Cincinnati, Ohio. The Company is the nation's largest supermarket operator measured by total sales for 1996. At December 28, 1996, the Company operated 1,356 supermarkets in 24 states and 711 convenience stores in 15 states. Additionally the Company had 120 franchised convenience stores in 4 states. The Company also operates food processing facilities which enable the Company's stores to offer quality, low-cost private label perishable and non-perishable products, and an efficient warehouse and distribution system which supplies products to its stores.

                              RECENT DEVELOPMENTS

  On April 16, 1997, the Company announced earnings, earnings per share, cash flow, and sales, for the first quarter 1997. Earnings before an extraordinary item were $92.3 million compared to $76.5 million in the first quarter of 1996, or 69 cents per share on a fully diluted basis prior to giving effect to the 2-for-1 stock split to be distributed to shareholders on April 22, 1997. Net earnings after the extraordinary item for the early retirement of debt were $87.0 million compared with net earnings of $75.4 million in the first quarter of 1996, or a pre-split 65 cents per fully diluted share. First quarter operating cash flow--earnings before interest expense, taxes, depreciation, and LIFO--increased to $309.6 million from $274.1 million. Sales in the first quarter increased 6.1% to $6.14 billion from $5.78 billion. Comparable food store sales, which include results from relocated or expanded stores, increased 4.1%. Food store sales increased 5.6%, and identical food store sales improved 0.4%.

  On April 18, 1997, the Company approved a term sheet for a new credit facility (the "New Facility") to replace the existing Credit Agreement (as defined in the accompanying Prospectus) and the $110 million Credit Agreement dated December 13, 1996, among the Company, the Lenders, The Bank of New York, as Agent, and BNY Capital Markets, Inc., as Arranging Agent. The New Facility, to be entered into among the Company, Citibank, N.A., The Chase Manhattan Bank, The First National Bank of Chicago, The Bank of New York, and other lenders to be determined, will provide for a five year term facility in the amount of $1.5 billion and a 364 day facility in the amount of $500 million. The New Facility will have fewer affirmative and negative covenants, and a more attractive pricing grid, compared to the Credit Agreement. The parties are expected to close on the New Facility in May 1997.

                                USE OF PROCEEDS

  The Company will apply the net proceeds from the sale of the Notes,
estimated to be approximately $     , to repay amounts outstanding under the
Credit Agreement. From time to time, the Company expects to use borrowings under the Credit Agreement and the New Facility to repurchase or redeem outstanding indebtedness of the Company, or for other general corporate purposes. Amounts borrowed under the Facility bear interest as described under "Description of the Credit Agreement--Interest Rates" in the accompanying Prospectus. Borrowings under the Facility were used for general corporate purposes, including the repurchase of outstanding indebtedness. See "Underwriting."

                                CAPITALIZATION

  The following table sets forth the unaudited capitalization of the Company as of December 28, 1996, as adjusted to give effect to the issuance of the Notes offered hereby and the use of the gross proceeds thereof to repay amounts under the Credit Agreement pending reborrowings, from time to time, and certain borrowings thereunder were used to (i) repurchase or redeem outstanding Senior Subordinated debt through March 22, 1997, and (ii) redeem on February 15, 1997, the entire outstanding balances of the 9 3/4% Senior Subordinated Debentures and the 9 3/4% Senior Subordinated Debentures, Series B; and for other general corporate purposes. The table and the related footnotes should be read in conjunction with the Consolidated Financial Statements and the related Notes thereto, which are set forth in the Company's Annual Report on Form 10-K which is incorporated by reference in the accompanying Prospectus.

                                                         DECEMBER 28, 1996
                                                     -----------------------------
                                                        ACTUAL      AS ADJUSTED
                                                     ------------  ---------------
                                                     (IN THOUSANDS OF DOLLARS)
Total current portion of long-term debt and capital
 leases............................................  $     21,143  $     21,143
                                                     ============  ============
LONG TERM DEBT:
Industrial revenue bonds...........................  $    201,030  $    201,030
Other notes........................................       318,519       318,519
Variable Rate Revolving Credit Facility due 2002...     1,001,459       952,650
364 Day Credit Facility............................       110,000       110,000
8 1/2% Senior Secured Debentures due 2003 (1)......       200,000       200,000
9 1/4% Senior Secured Debentures due 2005 (1)......       107,648       107,648
8.15% Senior Notes due 2006........................       240,000       240,000
Notes offered hereby...............................                     200,000
10% Mortgage Loans.................................       604,197       604,197
9 3/4% Senior Subordinated Debentures due 2004 ....        96,008             0
9 3/4% Senior Subordinated Debentures due 2004--Se-
 ries B............................................        46,050             0
10% Senior Subordinated Notes due 1999.............       124,703       123,861
9 7/8% Senior Subordinated Debentures due 2002.....        83,065        82,780
6 3/4% to 9 5/8% Senior Subordinated Notes, due
 1999 to 2009 (2)..................................       346,064       338,058
                                                     ------------  ------------
    Total long-term debt...........................     3,478,743     3,478,743
                                                     ------------  ------------
Obligations under capital leases...................       180,748       180,748
                                                     ------------  ------------
SHAREOWNERS' DEFICIT:
Common capital stock, $1 par, 350,000,000 shares
 authorized; 136,461,521 shares issued.............       658,230       658,230
Accumulated deficit................................    (1,596,050)   (1,596,050)
Less: common stock in treasury at cost: 9,581,856
 shares............................................      (243,886)     (243,886)
                                                     ------------  ------------
    Total shareowners' deficit.....................    (1,181,706)   (1,181,706)
                                                     ------------  ------------
    Total capitalization...........................  $  2,477,785  $  2,477,785
                                                     ============  ============

--------
(1) These debentures became unsecured obligations when the collateral, which secured the Facility and these debentures, was released on April 29, 1996.
(2) $8,745 and $739 of these "actual" and "as adjusted" notes are variable rate instruments.

                SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

  Set forth below is certain selected financial information of the Company. The statement of operations data, balance sheet data and other data as of and for the fiscal years ended December 28, 1996, December 30, 1995, December 31, 1994, January 1, 1994, and January 2, 1993, have been derived from Consolidated Financial Statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent certified public accountants. The following data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto which are incorporated by reference in the accompanying Prospectus.

                                              FISCAL YEARS ENDED(1)
                          ------------------------------------------------------------------
                          DECEMBER 28,  DECEMBER 30,  DECEMBER 31,  JANUARY 1,   JANUARY 2,
                              1996          1995          1994         1994         1993
                           (52 WEEKS)    (52 WEEKS)    (52 WEEKS)   (52 WEEKS)   (53 WEEKS)
                          ------------  ------------  ------------  -----------  -----------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $25,170,909   $23,937,795   $22,959,122   $22,384,301  $22,144,588
                          -----------   -----------   -----------   -----------  -----------
Cost and expenses:
 Merchandise costs, in-
  cluding warehousing
  and transportation....   19,041,465    18,098,027    17,404,940    17,109,060   17,078,839
 Operating, general and
  administrative........    4,616,749     4,406,445     4,228,046     4,024,468    3,877,550
 Rent...................      301,629       299,828       299,473       290,309      288,113
 Depreciation and amor-
  tization..............      343,769       311,272       277,750       263,810      251,822
 Interest expense, net..      299,984       312,685       327,550       389,991      474,849
 Restructuring and
  other charges(2)......                                                 22,725
                          -----------   -----------   -----------   -----------  -----------
   Total................   24,603,596    23,428,257    22,537,759    22,100,363   21,971,173
                          -----------   -----------   -----------   -----------  -----------
Earnings before income
 tax expense,
 cumulative effect of
 change in
 accounting, and ex-
 traordinary loss.......      567,313       509,538       421,363       283,938      173,415
Income tax expense......      214,578       190,672       152,460       113,133       72,255
                          -----------   -----------   -----------   -----------  -----------
Earnings before
 cumulative effect of
 change in accounting,
 and extraordinary loss.      352,735       318,866       268,903       170,805      101,160
Extraordinary loss(3)...       (2,862)      (16,053)      (26,707)      (23,832)    (107,103)
Cumulative effect of
 change in
 accounting(4)..........                                               (159,193)
                          -----------   -----------   -----------   -----------  -----------
Net earnings (loss).....  $   349,873   $   302,813   $   242,196   $   (12,220) $    (5,943)
                          ===========   ===========   ===========   ===========  ===========
BALANCE SHEET DATA:
Working capital deficit.  $  (360,156)  $  (458,453)  $  (242,843)  $   (25,001) $    (5,533)
Property, plant and
 equipment, net.........    3,063,534     2,662,338     2,252,663     1,981,308    1,877,172
Total assets............    5,825,413     5,044,717     4,707,674     4,480,464    4,303,084
Long-term debt(5).......    3,478,743     3,318,499     3,726,343     3,975,362    4,323,950
Obligations under capi-
 tal leases(6)..........      180,748       171,229       162,851       159,651      149,028
Shareowners' deficit....   (1,181,706)   (1,603,013)   (2,153,684)   (2,459,642)  (2,700,044)
OTHER DATA:
 EBITD(7)...............  $ 1,241,094   $ 1,162,824   $ 1,064,858   $   976,792  $   908,228
 Capital expenditures...      733,883       726,142       533,965       376,138      241,234
 Non-cash interest......       12,978        13,123        15,305        79,248      122,981
 Ratio of earnings to
  fixed charges(8)......          2.2           2.0           1.8           1.5          1.3
ADDITIONAL DATA--SUPER-
 MARKETS:
 Number of stores.......        1,356         1,325         1,301         1,277        1,274
 Average sales per
  store.................  $    17,336   $    16,972   $    16,481   $    16,009  $    15,855
 Average square foot-
  age...................       44,639        42,828        41,692        40,581       39,919
ADDITIONAL DATA--CONVE-
 NIENCE STORES:
 Number of stores(9)....          711           694           789           931          940
 Average sales per
  store.................  $     1,334   $     1,225   $     1,139   $     1,021  $       974
 Average square foot-
  age...................        2,599         2,602         2,560         2,514        2,506

    See the Notes to Summary Historical Consolidated Financial Data on the
                                following page.

            NOTES TO SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

(1) The Company operates with a fiscal year of 52 or 53 weeks.
(2) See Other Charges and Credits in the Notes to Consolidated Financial Statements for information pertaining to 1994, and Other Charges in the Notes to Consolidated Financial Statements for information pertaining to 1993.
(3) Extraordinary loss is net of income tax credit of $1,792, $10,263, $17,075, $14,607, and $65,644, for the years ended December 28, 1996,
    December 30, 1995, December 31, 1994, January 1, 1994, and January 2, 1993, respectively.
(4) As of January 3, 1993 the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" using the immediate recognition approach. This new standard requires that the expected cost of retiree benefits be charged to expense during the years that the employees render service rather than the Company's past practice of recognizing these costs on a cash basis. As part of adopting the new standard, the Company recorded in the first quarter 1993, a one-time, non-cash charge against earnings of $248,739 before taxes ($159,193 after taxes) or $1.28 per share on a fully diluted basis. This cumulative adjustment as of January 3, 1993 represents the discounted present value of expected future retiree benefits attributed to employees' service rendered prior to that date.
(5) Excludes current and long-term portion of obligations under capital leases and current portion of long-term debt.
(6) Excludes current portion of obligations under capital leases.
(7) EBITD represents earnings before interest, depreciation, restructuring and other charges, LIFO charge (credit), extraordinary items, cumulative effect of accounting changes, and income tax expense. This information is presented to facilitate an understanding of the Credit Agreement covenants presented elsewhere in the accompanying Prospectus. See "Description of the Credit Agreement--Certain Covenants."
(8) For purposes of determining the ratio of earnings to fixed charges, "earnings" includes earnings before income tax expense, cumulative effect of change in accounting for postretirement benefits, and extraordinary loss, plus fixed charges (excluding capitalized interest), and "fixed charges" consists of interest (including capitalized interest) on all indebtedness, amortization of deferred financing costs and that portion of rental expense which the Company believes to be representative of interest.
(9) Decline in number of convenience stores in 1994 is related to a change in accounting for certain franchised convenience stores. The decline in 1995 is due to the sale of Time Savers Stores, Inc.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

SALES

  Total sales for the fourth quarter of 1996 were $6.2 billion compared to $5.9 billion in the fourth quarter of 1995, a 5.8% increase. Sales for the full year increased 5.1%. Food stores sales for the fourth quarter 1996 were 5.0% ahead of the fourth quarter 1995 and 4.5% ahead for the year. A review of sales by lines of business for the three years ended December 28, 1996, is as follows:

                                         1996           1995           1994
                          % OF 1996 -------------- -------------- --------------
                            SALES   AMOUNT  CHANGE AMOUNT  CHANGE AMOUNT  CHANGE
                          --------- ------- ------ ------- ------ ------- ------
                                          (MILLIONS OF DOLLARS)
Food Stores..............   93.4%   $23,508  +4.5% $22,488 +4.9%  $21,442  +4.9%
Convenience Stores.......    3.8%       948 +11.6%     850 -5.4%      898  -5.6%
Other sales..............    2.8%       714 +19.0%     600 -3.1%      619 -37.5%
                           ------   -------        -------        -------
Total sales..............  100.0%   $25,170  +5.1% $23,938 +4.3%  $22,959  +2.6%

  Sales in identical food stores, stores that have been in operation and have not been expanded or relocated for one full year, increased .5% in the fourth quarter and .5% for the full year. Identical store sales, excluding the strike in the King Soopers and City Markets divisions, were up 1.0% for the full year. In the fourth quarter comparable store sales, which include results of expanded and relocated stores, increased 4.0%. The increase in food stores' sales can be attributed primarily to inflation of less than .5%, the opening or expansion of 116 food stores, and higher average sales per customer. Higher sales per customer are the result of the Company's focus on the combination food and drug store, combining a food store with a pharmacy and numerous specialty departments such as floral, video rental, and book stores. The Company expects to emphasize this "one-stop shopping" convenience format tailored to each market to obtain future sales growth.

  Convenience stores' sales increased 11.6% for the year and 15.4% during the fourth quarter of 1996. The convenience stores' sales increase can be attributed to a 12% increase in gas retails for the quarter on a 10.5% increase in gallons sold. In-store sales in identical convenience stores increased 1.9% for both the fourth quarter and the full year. Gasoline sales at identical convenience stores increased 13.3% in the fourth quarter 1996 on a 1.1% increase in gallons sold, and gasoline sales increased 8.9% for the year on a 1.5% increase in gallons sold.

  Other sales primarily consists of outside sales by the Company's manufacturing divisions. The increase in other sales compared to 1995 was 24.2% for the fourth quarter and 19.0% for the year. Manufacturing division outside sales increased 22.5% in the fourth quarter 1996 and 15.4% for the full year.

  Total food store square footage increased 6.7%, 4.6% and 4.7% in 1996, 1995, and 1994, respectively. The Company expects to increase retail food store square footage by approximately 5-6% in both 1997 and 1998. Convenience store square footage increased 1.5% in 1996, decreased 10.6% in 1995, and increased
 .4% in 1994.

  Sales per average square foot for the last three years were:

                                                                   TOTAL SALES
                                                                       PER
                                                                  AVERAGE SQUARE
                                                                       FOOT
                                                                  --------------
                                                                  1996 1995 1994
                                                                  ---- ---- ----
Food Stores...................................................... $403 $405 $404
Convenience Stores............................................... $519 $475 $436

  Sales per average square foot for convenience stores for 1996, 1995, and 1994 exclude stores that are operated by franchisees. The decrease in sales per average square foot for food stores can be attributed to a large increase in square footage at the end of 1996 as new store construction was completed.

  The Company produced record sales in 1996 despite work stoppages at the King Soopers and City Markets divisions. In 1996 and 1995 sales improved despite increased competition from other food retailers, supercenters, mass merchandisers, and restaurants. The Company's wide regional diversity allowed it to withstand these challenges and to produce record results.

  The sales improvement in 1994 was the result of new square footage combined with the increased productivity of existing stores.

  The Company's future food store strategy is to invest in existing Kroger markets or adjacent geographic regions where the Company has a strong franchise and can leverage marketing, distribution, and overhead dollars. Consistent increases from the Company's existing store base combined with incremental contributions from the capital spending program are expected.

EBITD

  The Company's Senior Competitive Advance and Revolving Credit Facility Agreement (the "Credit Agreement"), as amended, and the indentures underlying approximately $1.2 billion of publicly issued debt, contain various restrictive covenants, many of which are based on earnings before interest, taxes, depreciation, LIFO charge, unusual and extraordinary items ("EBITD"). All such covenants are based, among other things, upon generally accepted accounting principles ("GAAP") as applied on a date prior to January 3, 1993. The ability to generate EBITD at levels sufficient to satisfy the requirements of these agreements is a key measure of the Company's financial strength. The presentation of EBITD is not intended to be an alternative to any GAAP measure of performance but rather to facilitate an understanding of the Company's performance compared to its debt covenants. At December 28, 1996 the Company was in compliance with all covenants of its Credit Agreement. The Company believes it has adequate coverage of its debt covenants to continue to respond effectively to competitive conditions.

  EBITD, which does not include the effect of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," increased 6.7% in 1996 to $1.241 billion compared to $1.163 billion in 1995 and $1.065 billion in 1994. Excluding the effect of strikes in the King Soopers and City Markets divisions, EBITD would have been approximately $1.274 billion for 1996. EBITD growth was generated by sales gains, and reduced operating, general and administrative expenses as a percent of sales. The Company's strong storing program continued to produce incremental EBITD increases as well. EBITD increases in 1995 and 1994 were due in large part to increased sales combined with improved gross profits rates.

MERCHANDISE COSTS

  Merchandise costs include warehousing and transportation expenses and LIFO charges or credits. The following table shows the relative effect that LIFO charges have had on merchandising costs as a percent of sales:

                                                             1996   1995   1994
                                                            ------ ------ ------
Merchandise costs as reported.............................. 75.65% 75.60% 75.81%
LIFO charge................................................   .05%   .05%   .07%
                                                            ------ ------ ------
Merchandise costs as adjusted.............................. 75.60% 75.55% 75.74%

  On a consolidated basis, cost of goods increased for the year. However, the consolidated gross profit rate does not reflect the general trend in food stores. The food stores' gross profit rates were favorable to last year. Much of the decline in the consolidated gross profit rate was due to lower gross margins experienced at the convenience stores, primarily in gasoline. The Company will continue to invest capital in technology focusing on improved store operations, procurement, and distribution practices. Warehousing costs as a percent of sales declined from 1995's rates. The gross profit rate is expected to be favorably influenced by the Company's advances in consolidated distribution and coordinated purchasing, reduced transportation costs, and strong private label sales.

  The Company expects to limit product cost increases through continued use of technology, outsourcing, and a variety of store level efficiency enhancements.

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

  Operating, general and administrative expenses as a percent of sales in 1996, 1995 and 1994 were 18.34%, 18.41% and 18.42%, respectively.

  Operating, general and administrative costs declined 40 basis points in the fourth quarter and 7 basis points for the full year. The improved fourth quarter results were caused by a combination of factors, including favorable workers compensation and general liability trends, cost reduction achieved through enhanced technology, a reduction in employee benefit costs, and reduced administrative expenses.

  The Company's goal for 1997 is to further reduce operating, general and administrative expense rates. Increased sales volume combined with investments in new technologies and logistics programs to improve efficiencies and lower costs while maintaining customer service, should help achieve this goal. In 1997, the Company plans to open or expand approximately 100 stores compared to 116 in 1996. This expansion program will adversely affect operating, general and administrative rates as upfront costs associated with the opening of new stores are incurred.

INCOME TAXES

  The Company has closed all tax years through 1983 with the Internal Revenue Service. The Internal Revenue Service has completed its examination of the Company's tax returns for tax years 1984-1989. All issues have been resolved with one exception. Efforts to resolve this issue for tax years 1984-1986 with the Appeals Division of the Internal Revenue Service were unsuccessful. As a result the Company filed a petition with the United States Tax Court in Washington, D.C. Litigation was completed in November 1995 and a decision was rendered in January 1997 in favor of the Company. The Company is awaiting a decision from the Internal Revenue Service regarding appeal. This issue for years 1987-1989 is being held in abeyance pending the ultimate outcome of this court case. The Company has provided for this and other tax contingencies.

NET EARNINGS

  Net earnings totaled $349.8 million in 1996 compared to $302.8 million in 1995 and $242.2 million in 1994. Earnings in 1996 compared to 1995 and 1994 were affected by: (i) an after tax extraordinary loss from the early retirement of debt in 1996 of $2.9 million compared to $16.1 million in 1995 and $26.7 million in 1994, (ii) net interest expense in 1996 of $300.0 million versus $312.7 million in 1995 and $327.6 million in 1994, and (iii) depreciation expense of $343.7 million, $311.3 million and $277.8 million in 1996, 1995 and 1994, respectively.

LIQUIDITY AND CAPITAL RESOURCES

 Debt Management and Interest Expense

  Net interest expense declined to $300.0 million in 1996 as compared to $312.7 million in 1995 and $327.6 million in 1994.

  In 1996, the Company made open market purchases of $49.9 million of its senior and subordinated debt and redeemed $134.7 million of its subordinated debt. The repurchases and redemption were effected with proceeds from the issuance of $240 million of new senior debt, additional bank borrowings and cash generated from operations. In 1995 the Company repurchased, on the open market, $283.0 million of high yield senior and subordinated debt which was financed by cash generated from operations and lower cost bank debt. Interest expense was adversely affected in 1995 by an increase in market rates. In 1994 the Company repurchased or redeemed $559.5 million of high rate senior debt. A portion of these redemptions were financed by $111.4 million of new subordinated debt and $132.3 million in additional bank borrowings.

  The Company has in place a Senior Competitive Advance and Revolving Credit Facility Agreement ("Credit Agreement") providing a $1.75 billion revolving credit loan through July 20, 2002. The average interest rate on the Company's bank debt, which totaled $1.001 billion at year-end 1996 versus $1.008 billion at year-end 1995 was 6.16% compared to 6.84% in 1995 and 5.57% in 1994. The Company's rate on the bank debt is variable.

  The Company currently expects 1997 net interest expense, estimated using year-end 1996 rates, to total approximately $295 million. A 1% increase in market rates would increase this estimated expense by approximately $6.5 million. A 1% decrease in market rates would reduce the estimated expense by approximately $9.4 million.

  Long-term debt, including capital leases and current portion thereof, increased $157.0 million to $3.681 billion at year-end 1996 from $3.524 billion at year-end 1995. The Company purchased a portion of the debt issued by the lenders of certain of its structured financings, which cannot be retired early, in an effort to effectively further reduce the Company's interest expense. Excluding the debt incurred to make these purchases, which are classified as investments, the Company's long-term debt would be $152.6 million less or $3.528 billion at year-end 1996 compared to $3.465 billion at year-end 1995.

  Required principal repayments over the next five years amount to $285.8 million at year-end 1996 versus $429.2 million and $670.7 million at year-end 1995 and 1994, respectively. Scheduled debt maturities for the five years subsequent to 1996, 1995 and 1994 were:

                                                        1996     1995     1994
                                                      -------- -------- --------
                                                            (IN THOUSANDS)
Year 1............................................... $ 11,642 $ 24,939 $  7,926
Year 2...............................................   16,095   11,838   14,341
Year 3...............................................  197,876   16,839   12,875
Year 4...............................................   28,868  337,419   15,507
Year 5...............................................   31,301   38,212  620,012

  In 1996, Year 3 maturities include the remaining $124.7 million of 10% Senior Subordinated Notes.

  In 1995, Year 4 maturities included the remaining $139.2 million of 10% Senior Subordinated Notes, and $125.0 million of 9% Senior Subordinated Notes.

  In 1994, Year 5 maturities included $125 million of 9% Senior Subordinated Notes, $200 million of 6 3/8% Convertible Junior Subordinated Notes, and $222.6 million of 10% Senior Subordinated Notes. In 1995 the Company issued a redemption notice to the holders of the remaining outstanding balance of the 6 3/8% Convertible Junior Subordinated Notes. All of the holders elected to convert the notes into approximately 10.7 million shares of common stock.

 Interest Rate Protection Program

  The Company uses derivatives to limit its exposure to rising interest rates. The guidelines the Company follows are: (i) use average daily bank balance to determine annual debt amounts subject to interest rate exposure, (ii) limit the annual amount of debt subject to interest rate reset and the amount of floating rate debt to a combined total of $1 billion or less, (iii) include no leveraged products, and (iv) hedge without regard to profit motive or sensitivity to current mark-to-market status. The Company's compliance with these guidelines is reviewed semi-annually with the Financial Policy Committee of the Company's Board of Directors.

  The Company currently has in place various interest rate hedging agreements with notional amounts aggregating $3.160 billion. The effect of these agreements is to: (i) fix the rate on $465 million floating rate debt, with $100 million of swaps expiring in December 1998, $125 million expiring in January 1999, $75 million expiring in January 2001, $65 million expiring in December 2004, and the remaining $100 million expiring in 2007, for which the Company pays an average rate of 6.72% and receives 6 month LIBOR; (ii) fix the rate on $860 million floating rate debt incurred to purchase the Company's high-rate public bonds in the open market to match the original maturity of the debt purchased, with the Company borrowing at an effective rate that is lower than the yield to maturity of the repurchased debt and paying an average rate of 7.11% and receiving 6 month LIBOR on these agreements which will expire $375 million in 2000, $395 million in 2001, and $90 million in 2002;
(iii) swap the contractual interest rate on $350 million of seven and ten year debt instruments into floating-rate instruments, for which the Company pays 6 month LIBOR and receives an average rate of 7.04%, with $100 million of these contracts expiring in May 1999 and the remaining $250 million expiring in August 2002, and concurrently, fixing the rate on $200 million of floating rate debt, with $100 million expiring in May 1997, and $100 million expiring in August 1998, for which the Company pays an average rate of 6.87%; effectively changing a portion of the Company's interest rate exposure from seven to ten years to three to five years; (iv) swap the contractual interest rate on $735 million of four, seven and ten year fixed-rate instruments into floating-rate instruments, for which the Company pays 6 month LIBOR and receives an average rate of 5.99%, with $75 million of these swaps expiring in February 1998, $75 million expiring in March 1998, $50 million expiring in October 1999, $100 million expiring in November 1999, $50 million expiring in July 2000, $110 million expiring in November 2000, $125 million expiring in January 2001, and $150 million expiring in July 2003; and (v) cap six month LIBOR on $550 million for one to five years at rates between 5.0% and 6.0%, with $50 million of the caps expiring in each of July 1997 and July 1998, $100 million expiring in December 1997, $100 million expiring in each of January 1997 and January 1998, and the remaining $150 million expiring in January 1999. Interest expense was increased $11,071 and $2,760 in 1996 and 1995, respectively, and reduced $13,449 in 1994, as a result of the Company's hedging program.

  The Company's borrowings under the Credit Agreement are permitted to be in the form of commercial paper. At December 28, 1996, the Company had $187.7 million of commercial paper outstanding of the $1.001 billion in total bank borrowings. After deducting amounts set aside as backup for the Company's unrated commercial paper program, $739.5 million was available under the Company's Credit Agreement to meet short-term liquidity needs. There are no principal payments required under the Credit Agreement until its expiration on July 20, 2002.

COMMON STOCK

  On September 5, 1995 the Company issued approximately 10.7 million shares of common stock in connection with the redemption of its 6 3/8% Convertible Junior Subordinated Notes and the election by holders to convert their Notes to stock.

REPURCHASE AND REDEMPTION OF DEBT

  In 1996, the Company redeemed the entire $125 million outstanding balance of its 9% Senior Subordinated Notes and approximately $9.7 million of its General Term Notes, Series B. The Company also made open market purchases totaling $23.4 million of its 9 1/4% Senior Secured Debentures and $26.5 million of its various senior subordinated debt issues. Borrowings under the Credit Agreement, proceeds from exercise of stock options, the issuance of new senior debt, the sale of assets and excess cash from operations were used to finance these redemptions and repurchases. The outstanding balances of these debt issues at December 28, 1996 were $695.8 million for the senior subordinated debt issues which includes the General Term Notes, and $107.6 million for the 9 1/4% Senior Secured Debentures.

  During 1995 the Company redeemed the remaining outstanding amount of its 6 3/8% Convertible Junior Subordinated Notes. The holders elected thereupon to convert their Notes into 10.7 million shares of common stock. The Company also repurchased, on the open market, $29.1 million of its 9 1/4% Senior Secured Debentures and $253.9 million of its various senior subordinated debt issues. The redemptions and repurchases were affected using additional bank borrowings, cash from operations, proceeds from the sale of assets and working capital improvements. The outstanding balances of these debt issues at December 30, 1995 were $857.1 million for the senior subordinated debt issues and $131.0 million for the 9 1/4% Senior Secured Debentures.

  During 1994 the Company redeemed the remaining outstanding amounts of its 11 1/8% Senior Notes, its 8 3/4% Senior Subordinated Reset Notes and its 8 1/4% Convertible Junior Subordinated Debentures. The Company also repurchased $144.8 million of its various senior subordinated debt issues and $39.9 million of its 9 1/4% Senior Secured Debentures. The redemptions and repurchases were affected using funds from asset sales, the sale of treasury stock to employee benefit plans, proceeds from new financings, excess cash from operations and additional bank borrowings. The outstanding balances of these debt issues at December 31, 1994 were $1.105 billion for the Senior Subordinated Debt issues, and $160.2 million for the 9 1/4% Senior Secured Debentures.

CAPITAL EXPENDITURES

  Capital expenditures totaled $733.8 million for 1996, compared to $726.1 million in 1995. Capital outlays in 1994 were $534.0 million. During 1996 the Company opened, acquired or expanded 116 food stores and 31 convenience stores compared to 83 food stores and 19 convenience stores in 1995 and 82 food stores and 17 convenience stores in 1994. The Company also completed 53 food store and 9 convenience store remodels during 1996. During 1996, the Company closed or sold 49 food stores and 19 convenience stores.

  The Company expects 1997 capital expenditures, including additional Company owned real estate, logistics projects, and continuing technology investments, to total approximately $800-$850 million. Food store square footage is expected to increase 5-6% through the opening, expansion or acquisition of approximately 90-100 food stores. The Company also expects to complete within-the-wall remodels of 50 food stores. The increased square footage is planned for existing Company markets where the Company has an established market position and an existing administrative and logistical network. The Company's ability to execute its capital expenditure plan will depend, in part, on its ability to generate continued EBITD growth.

CONSOLIDATED STATEMENT OF CASH FLOWS

  During 1996 the Company generated $477.8 million in cash from operating activities compared to $798.5 million in 1995 and $750.3 million in 1994. The decrease from 1995 is primarily due to an increase in operating assets and liabilities that used $248.5 million of cash in 1996 compared to generating cash of $143.0 million in 1995. The largest component of the change in operating assets and liabilities was net owned inventories due in part to the Company's storing program and warehouse expansions which increased $224.5 million as compared to a decrease of $109.1 million in 1995. Additionally, prepaid and other assets increased $120.6 million, primarily because of the Company's funding of a Voluntary Employee Benefit Association Trust for employee benefit plan expenses. Offsetting these net uses of cash were increases in net earnings before extraordinary losses of $47.1 million and non-cash charges for depreciation and amortization of $32.5 million.

  Investing activities used $856.9 million compared to $665.6 million of cash used in 1995 and $546.5 million of cash used in 1994. The increase in the use of cash was due to increased purchase of investments of $140.9 million and increased capital expenditures of $7.7 million combined with a decrease in proceeds from sale of assets and investments of $40.3 million.

  Cash provided by financing activities in 1996 totaled $379.1 million compared to uses of $160.2 million and $297.8 million in 1995 and 1994, respectively. The decrease in the use of cash during 1996 as compared to 1995 is due to a 1996 net debt increase of $146.9 million versus 1995's net debt reduction of $191.0 million. Additionally, $6.8 million less cash was needed for debt prepayments and finance charges and an additional $175.4 million was provided by outstanding checks. An additional $19.5 million was provided from the sale of stock and related transactions.

OTHER ISSUES

  The Company is party to more than 200 collective bargaining agreements with local unions representing approximately 160,000 of the Company's employees. During 1996 the Company negotiated over 50 labor contracts, but it did incur work stoppages in the King Soopers and City Markets divisions. Typical agreements are 3 to 5 years in duration, and as such agreements expire, the Company expects to negotiate with the unions and to enter into new collective bargaining agreements. There can be no assurance, however, that such agreements will be reached without work stoppage. A prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on the results of the Company's operations. Major union contracts that will be negotiated in 1997 include Phoenix, Dallas, Atlanta and Nashville store employees.

SUBSEQUENT EVENTS

  On January 29, 1997, the Company announced that it would begin a stock repurchase program in order to reduce dilution caused by the Company's stock option plans for employees. The repurchase program will be funded by proceeds derived from employee stock option exercises, plus associated tax benefits.

  Effective as of February 15, 1997, the Company redeemed the entire outstanding balances of its 9 3/4% Senior Subordinated Debentures and its 9 3/4% Senior Subordinated Debentures, Series B, both of which were due in 2004. The balance outstanding under both issues totaled approximately $142 million.

SPECIAL NOTE

  The foregoing Management's Discussion and Analysis contains certain forward-looking statements about the future performance of the Company which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from those statements including, but not limited to: competitive practices and pricing in the food and drug industries generally and particularly in the Company's principal markets; changes in the financial markets related to the cost of the Company's capital; the ability of the Company to access the public debt and equity markets to refinance indebtedness and fund the Company's capital expenditure program on satisfactory terms; supply or quality control problems with the Company's vendors; labor disputes and material shortages; and changes in economic conditions that affect the buying patterns of the Company's customers.

                           DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The Notes will be issued under a Senior Indenture dated as of July 15, 1996 (as amended and supplemented from time to time, the "Senior Indenture"), between the Company and Comerica Bank, as Trustee, whose interest has been succeeded to by Star Bank, National Association (the "Senior Trustee"). Certain defined terms in the Indenture are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the Indenture.

GENERAL

  The Notes offered hereby will be limited to $200,000,000 aggregate principal
amount and will mature on   , 2007. The Notes will bear interest from       at
the rate per annum shown on the front cover of this Prospectus Supplement
payable semiannually on     and       of each year and at maturity (each such
date is herein called an "Interest Payment Date"), commencing      , 1997, to
the person in whose name the Note (or one or more predecessor Notes) is
registered at the close of business on the     or     , as the case may be,
next preceding such Interest Payment Date.

  The Notes rank pari passu in right of payment with any existing and future unsecured senior indebtedness of the Company and senior to all existing and future subordinated indebtedness of the Company.

  The Notes are unsecured and not entitled to any sinking fund.

  The Notes will be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiple thereof.

  In the case where any Interest Payment Date or the maturity date of the Notes does not fall on a Business Day, payment of interest or principal otherwise payable on such day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such interest Payment Date or the maturity date of the Notes, as the case may be, and no interest shall accrue for the period from and after such Interest Payment Date or maturity date. The term "Business Day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in New York City or Detroit, Michigan are authorized or obligated by law or executive order to close.

OPTIONAL REDEMPTION

  The Notes are not subject to redemption prior to maturity.

COVENANTS

  The Senior Indenture provides that the following covenants will be applicable to the Company:

  Limitations on Liens. The Company covenants that, so long as any Notes remain outstanding, it will not, and will not permit any Restricted Subsidiary (as defined below) to issue, assume or guarantee any Indebtedness which is secured by a mortgage, pledge, security interest, lien or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any of the foregoing) (each a "lien") upon any Operating Property or Operating Asset, whether now owned or hereafter acquired, of the Company or any Restricted Subsidiary without effectively providing that the Notes (together with, if the Company shall so determine, any other Indebtedness of the Company ranking equally with the Notes) shall be equally and ratably secured by a lien on such assets ranking ratably with or equal to (or at the Company's option prior to) such secured Indebtedness, except that the foregoing restriction shall not apply to (a) liens on any property or assets of any corporation existing at the same time such corporation becomes a Restricted Subsidiary provided that such lien does not extend to any other property of the Company or any of its Restricted Subsidiaries; (b) liens on any property or assets (including stock) existing at the time of acquisition thereof, or to secure the payment of the purchase price of such property or assets, or to secure indebtedness incurred, assumed or guaranteed by the Company or a Restricted Subsidiary for the purpose of financing the purchase price of such property or of improvements or construction thereon or attaching to property substituted by the Company to obtain the release of a lien on other property of the Company on which a lien then exists, which indebtedness is incurred, assumed or guaranteed prior to, at the time of, or within 18 months after such acquisition (or in the case of real property, completion of such improvement or construction or commencement of full operations at such property, whichever is later (which in the case of a retail store is the opening of the store for business to the public)) provided that such lien does not extend to any other property of the Company or any of its Restricted Subsidiaries; (c) liens securing indebtedness owing by any Restricted Subsidiary to the Company or another Restricted Subsidiary;
(d) liens on any property or assets of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a purchase, lease or other acquisition of the assets of a corporation or firm as an entirety or substantially as an entirety by the Company or a Restricted Subsidiary provided that such lien does not extend to any other property of the Company or any of its Restricted Subsidiaries; (e) liens on any property or assets of the Company or a Restricted Subsidiary in favor of the United States of America or any State thereof, or in favor of any other country or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction) of the property or assets subject to such liens (including but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financing); (f) liens existing on properties or assets of the Company or any Restricted Subsidiary existing on the date hereof; provided that such liens shall secure only those obligations which they secure on the date hereof or any extension, renewal or replacement thereof; (g) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any lien referred to in the foregoing clauses (a) to (f), inclusive; (h) certain statutory liens or other similar liens arising in the ordinary course of business of the Company or a Restricted Subsidiary, or certain liens arising out of governmental contracts;
(i) certain pledges, deposits or liens made or arising under worker's compensation or similar legislation or in certain other circumstances; (j) certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards; (k) liens for certain taxes or assessments, landlord's liens, mechanic's liens and liens and charges incidental to the conduct of the business, or the ownership of the property or assets of the Company or of a Restricted Subsidiary, which were not incurred in connection with the borrowing of money and which do not in the opinion of the Company, materially impair the use of such property or assets in the operation of the business of the Company or such Restricted Subsidiary or the value of such property or assets for the purposes thereof; or (l) liens not permitted by the foregoing clauses (a) to (k), inclusive, if at the time of and after giving effect to, the creation or assumption of such liens, the aggregate amount of all Indebtedness of the Company and its Restricted Subsidiaries secured by all liens not so permitted by the foregoing clauses
(a) through (k), inclusive, together with the Attributable Debt (as defined below) in respect of Sale and Lease-Back Transactions permitted by clause (a) under "Limitation on Sale and Lease-Back Transactions" below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

  Limitation on Sale and Lease-Back Transactions. So long as any Notes under the Senior Indenture are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or a Restricted

Subsidiary of any Operating Property or Operating Asset (other than any such arrangement involving a lease for a term, including renewal rights, for not more than three years and leases between the Company and a Subsidiary or between Subsidiaries), whereby such Operating Property or Operating Asset has been or is to be sold or transferred by the Company or a Restricted Subsidiary to such person (a "Sale and Lease-Back Transaction") unless (a) the Company or such Restricted Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a lien on the Operating Property or Operating Asset to be leased in an amount at least equal to the Attributable Debt in respect of such transaction without equally and ratably securing the Notes pursuant to the provisions described under "Limitations on Liens" above, or (b) the proceeds of the sale of the Operating Property or Operating Assets to be leased are at least equal to their fair market value and an amount in cash equal to the net proceeds is applied, within 180 days of the effective date of such transactions to the purchase or acquisition (or, in the case of Operating Property, the construction) of Operating Property or Operating Assets or to the retirement, repurchase, redemption or repayment (other than at maturity or pursuant to a mandatory sinking fund or redemption provision and other than Indebtedness owned by the Company or any Restricted Subsidiary) of Notes or of Funded Indebtedness (as defined below) of the Company ranking on a parity with or senior to the Notes, or in the case of a Sale and Lease-Back Transaction by a Restricted Subsidiary, of Funded Indebtedness of such Restricted Subsidiary, provided that in connection with any such retirement, any related loan commitment or the like shall be reduced in an amount equal to the principal amount so retired. The foregoing restriction shall not apply to, in the case of any Operating Property or Operating Assets acquired or constructed subsequent to the date eighteen months prior to the date of the Indenture, any Sale and Lease-Back Transaction with respect to such Operating Asset or Operating Property (including presently owned real property upon which such Operating Property is to be constructed) if a binding commitment is entered into with respect to such Sale and Lease-Back Transaction within 18 months after the later of the acquisition of the Operating Property or Operating Asset or the completion of improvements or construction thereon or commencement of full operations at such Operating Property (which in the case of a retail store is the opening of the store for business to the public).

DEFINITIONS

  "Attributable Debt" means in connection with a Sale and Lease-Back Transaction the total net amount of rent required to be paid during the remaining primary term of such lease, discounted at a rate per annum equal to the interest rate on the Notes, calculated in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance, repairs, insurance, taxes, assessments, utility, operating and labor costs and similar charges.

  "Capital Lease" means any lease of property which, in accordance with generally accepted accounting principles, should be capitalized on the lessee's balance sheet or for which the amount of the asset and liability thereunder as if so capitalized should be disclosed in a note to such balance sheet; and "Capitalized Lease Obligation" means the amount of the liability which should be so capitalized or disclosed.

  "Consolidated Net Tangible Assets" means, for the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, the aggregate amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) which under generally accepted accounting principles would be included on a balance sheet after deducting therefrom (a) all liability items except deferred income taxes, commercial paper, short-term bank Indebtedness, Funded Indebtedness, other long-term liabilities and shareholders' equity and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

  "Funded Indebtedness" means any Indebtedness maturing by its terms more than one year from the date as of which the determination is made, including (i) any Indebtedness having a maturity of 12 months or less but by its terms being renewable or extendible at the option of the borrower beyond 12 months from such date of determination and (ii) rental obligations payable more than 12 months from such date under Capital Leases (such rental obligations to be included as Funded Indebtedness at the amount so capitalized at the date of such computation and to be included for the purposes of the definition of Consolidated Net Tangible Assets both as an asset and as Funded Indebtedness at the amount so capitalized).

  "Operating Assets" means all merchandise inventories, furniture, fixtures and equipment (including all transportation and warehousing equipment but excluding office equipment and data processing equipment) owned or leased pursuant to Capital Leases by the Company or a Restricted Subsidiary.

  "Operating Property" means all real property and improvements thereon owned or leased pursuant to Capital Leases by the Company or a Restricted Subsidiary and constituting, without limitation, any store, warehouse, service center or distribution center wherever located, provided that such term shall not include any store, warehouse, service center or distribution center which the Company's Board of Directors declares by written resolution not to be of material importance to the business of the Company and its Restricted Subsidiaries.

  "Restricted Subsidiaries" means all Subsidiaries other than Non-Restricted Subsidiaries. "Non-Restricted Subsidiary" means any Subsidiary that the Company's Board of Directors has in good faith declared pursuant to a written resolution not to be of material importance, either singly or together with all other Non-Restricted Subsidiaries, to the business of the Company and its consolidated Subsidiaries taken as a whole.

  "Subsidiary" means (i) any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company and/or one or more Subsidiaries or (ii) any partnership of which more than 50% of the partnership interest is owned by the Company or any Subsidiary.

  The covenants applicable to the Notes would not necessarily afford holders protection in the event of a highly leveraged or other transaction involving the Company or in the event of a material adverse change in the Company's financial condition or results of operation, and the Notes do not contain any other provisions that are designed to afford protection in the event of a highly leveraged transaction involving the Company.

MERGER AND CONSOLIDATION

  The Senior Indenture provides that the Company will not merge or consolidate with any corporation, partnership or other entity and will not sell, lease or convey all or substantially all its assets to any entity, unless the Company shall be the surviving entity, or the surviving entity or the successor entity that acquires all or substantially all the assets of the Company shall be a corporation or partnership organized under the laws of the United States or a State thereof or the District of Columbia and shall expressly assume all obligations of the Company under the Senior Indenture and the Notes issued thereunder, and immediately after such merger, consolidation, sale, lease or conveyance, the Company or such successor entity shall not be in default in the performance of the covenants and conditions of the Senior Indenture to be performed or observed by the Company.

EVENTS OF DEFAULT

  The "Events of Default" with respect to the Notes will consist of the events set forth in clauses (a) through (e) as described in the first paragraph under "Description of Debt Securities--Events of Default and Notice Thereof" in the Prospectus.

BOOK-ENTRY SYSTEM

  Upon issuance, the Notes will be represented by one or more global securities (the "Book-Entry Notes"). Each global security representing the Book-Entry Notes will be deposited with, or on behalf of, The Depository Trust Company, as Depositary (the "Depositary"), and registered in the name of a nominee of the Depositary. Book-Entry Notes will not be exchangeable at the option of the Holder for certificated Notes and, except under the circumstances described below, will not otherwise be issuable in definitive form.

  The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation," within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions among its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  Upon issuance of the Book-Entry Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Book-Entry Notes to the accounts of institutions that have accounts with the Depositary or its nominee ("participants"). The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Book-Entry Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Book-Entry Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to participants' interests) for such Book-Entry Notes or by participants or persons that hold through participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Book-Entry Notes.

  So long as the Depositary or its nominee, is the registered owner of the Book-Entry Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Book-Entry Notes for all purposes under the Senior Indenture. Except as set forth below, owners of beneficial interests in such Book-Entry Notes will not be entitled to have the Notes represented by such Book-Entry Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or holders thereof under the Senior Indenture.

  Principal and interest payments on Book-Entry Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or holder of the Book-Entry Notes. Neither the Company, the Trustee nor any paying agent for such Book-Entry Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in Book-Entry Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary, upon receipt of any payments of principal or interest in respect of the Book-Entry Notes, will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Book-Entry Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in such Book-Entry Notes held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

  Unless and until it is exchanged, in whole or in part, for Notes in definitive form in accordance with the terms of the Notes, the Book-Entry Notes may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. If the Depositary is at any time unwilling or unable to continue as depository or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor Depositary is not appointed by the Company within 90 days, the Company will issue Notes in definitive registered form in exchange for the Book-Entry Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Notes represented by one or more Book-Entry Notes. Further, if an event of default, or an event which, with the giving of notice or lapse of time, or both, would constitute an event of default under the Senior Indenture occurs and is continuing with respect to the Notes, or if the Company so specifies with respect to the Notes, the Depositary may exchange the Book-Entry Notes for Notes in definitive registered form. In any such instance, an owner of a beneficial interest in a Book-Entry Note will be entitled to physical delivery in definitive form of Notes represented by such Book-Entry Note in principal amount equal to such beneficial interest and to have such Notes registered in its name.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Under terms satisfactory to the Senior Trustee, the Company may discharge certain obligations to holders of the Notes which have not already been delivered to the Senior Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Senior Trustee cash or U.S. Government Obligations (as defined in the Senior Indenture) as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of and interest on the Notes.

  The Company may also discharge any and all of its obligations to holders of the Notes at any time ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of the Notes, to replace any temporary, mutilated, destroyed, lost, or stolen Notes or to maintain an office or agency in respect of such series of the Notes. Defeasance may be effected only if, among other things: (i) the Company irrevocably deposits with the Trustee cash or U.S. Government Obligations as trust funds in an amount certified to be sufficient to pay at maturity the principal of and interest on all outstanding Notes; and (ii) the Company delivers to the Senior Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and that defeasance will not otherwise alter such holders' United States federal income tax treatment of principal and interest payments on the Notes (such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Senior Indenture, since such a result would not occur under current tax law).

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's same-day funds settlement system until maturity, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

THE TRUSTEE

  Star Bank, National Association, is the Trustee under the Indenture. In the performance of its duties, the Trustee is entitled to indemnification for any act which would involve it in expense or liability and will not be liable as a result of any action taken in connection with the performance of its duties except for its own gross negligence or default. The Trustee is protected in acting upon any direction or document reasonably believed by it to be genuine and to be signed by the proper party or parties or upon the opinion or advice of counsel. The Trustee may resign upon written notice to the Company as provided in the Senior Indenture. The Trustee may acquire obligations of the Company for its own account. The Trustee performs certain banking and other services for the Company, and is a Lender under the Facility.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                     PRINCIPAL
                                                                       AMOUNT
                              UNDERWRITER                             OF NOTES
                              -----------                           ------------
     Goldman, Sachs & Co. ......................................... $
     Chase Securities Inc. ........................................
     Citicorp Securities, Inc. ....................................
                                                                    ------------
         Total..................................................... $200,000,000
                                                                    ============

  Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

  The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

  From time to time, certain of the Underwriters or their affiliates have provided various commercial or investment banking services and other services to the Company and its affiliates. In addition, Citicorp Securities, Inc. is an affiliate of Citibank, N.A., which is an Administrative Agent, Paying Agent and Lender under the Credit Agreement. Chase Securities Inc. is an affiliate of The Chase Manhattan Bank (formerly Chemical Bank), which is an Administrative Agent, Collateral Agent and Lender under the Credit Agreement. The proceeds of the offering of the Notes will be used to repay borrowings under the Credit Agreement. Each of Citibank, N.A. and The Chase Manhattan Bank will be an agent and a lender under the New Facility. See "Recent Developments."

  Affiliates of the Underwriters will in aggregate receive more than 10% of the proceeds of this offering as a result of the repayment of borrowings under the Credit Agreement. Accordingly, this offering is being conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and syndicate short positions involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

                             VALIDITY OF THE NOTES

  The validity of the Notes will be passed upon for the Company by Paul W. Heldman, Esq., Vice President, Secretary and General Counsel of the Company, and for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Mr. Heldman may rely as to matters of New York law upon the opinion of Fried, Frank, Harris, Shriver & Jacobson, and Fried, Frank, Harris, Shriver & Jacobson may rely as to matters of Ohio law upon the opinion of Mr. Heldman. As of March 31, 1997, Mr. Heldman owned approximately 10,219 shares of the Company's Common Stock and had options to acquire an additional 120,000 shares. Fried, Frank, Harris, Shriver & Jacobson from time to time perform legal services for the Company.

                                THE KROGER CO.

                                DEBT SECURITIES

                               ----------------

  The Kroger Co. (together with its consolidated subsidiaries, the "Company") may offer for sale from time to time, in one or more series up to $744,226,000 aggregate principal amount of its debt securities (the "Debt Securities") on terms determined at the time of sale. The specific designation, aggregate principal amount, authorized denominations, purchase price, initial public offering price, maturity, rate (which may be fixed or variable) and time of payment of any interest, any redemption terms or other specific terms and any listing on a securities exchange of any Debt Securities offered, in respect of which this Prospectus is being delivered, will be set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), together with the terms for the offering of the Debt Securities. At the option of the Company, Debt Securities may be issued as Senior Debt Securities or as Subordinated Debt Securities. This Prospectus may not be used to consummate the sale of Debt Securities unless accompanied by a Prospectus Supplement.

  The Debt Securities may be sold in one or more transactions directly, through agents designated from time to time, or through underwriters or dealers, which may be a group of underwriters represented by underwriters' representatives. If any agents of the Company or any underwriters are involved in the sale of the Debt Securities, the names of such agents or underwriters, the principal amount, if any, to be purchased by the underwriters and any applicable commissions or discounts will be set forth in the Prospectus Supplement. The net proceeds to the Company from each sale will also be set forth in the Prospectus Supplement. As used herein, Debt Securities shall include securities denominated in United States dollars or, at the option of the Company if so specified in the Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

  SEE "RISK FACTORS" AT PAGE 3 HEREIN FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE DEBT SECURITIES.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HASTHE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 18, 1997

                             AVAILABLE INFORMATION

  The Kroger Co. (together with its consolidated subsidiaries, the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information also can be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.

  The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such references.

                               ----------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

  1. Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as amended.

  2. Quarterly Report on Form 10-Q for the quarter ended March 23, 1996.

  3. Reports on Form 8-K dated January 25, 1996 and April 17, 1996.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the Registration Statement and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.

  Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

  The Company will provide without charge to each person, including a beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to The Kroger Co., 1014 Vine Street, Cincinnati, Ohio 45202, Attention: Paul W. Heldman, (513) 762-4000.

                                 RISK FACTORS

  The following factors, in addition to other information set forth in this Prospectus, should be considered carefully in evaluating the Company and its business before acquiring any Debt Securities offered by this Prospectus.

  The Indentures, as hereinafter defined, will not provide any protection to the Holders of the Debt Securities in the event of a decline in credit quality resulting from takeovers, recapitalizations or similar restructurings.

SUBSTANTIAL INDEBTEDNESS

  At December 28, 1996, the Company had $3.7 billion of indebtedness outstanding, including $1,001.4 million outstanding under the Senior Competitive Advance and Revolving Credit Facility Agreement (the "Credit Agreement"), dated as of July 19, 1994, as amended, among the Company and The Chase Manhattan Bank (formerly Chemical Bank) and Citibank, N.A., as administrative agents, and the lenders named therein (collectively, the "Senior Lenders") (with an additional $739.5 million available for borrowing under the Working Capital Facility thereof). This degree of leverage has important consequences to investors in the Debt Securities. The Company has significant interest payment and principal repayment obligations and the ability of the Company to satisfy those interest and principal obligations is subject to prevailing economic, financial and business conditions and to other factors beyond the Company's control. A significant portion of the Company's indebtedness bears interest at floating rates causing the Company's results of operations to be sensitive to prevailing interest rates.

RESTRICTIONS IMPOSED BY THE CREDIT AGREEMENT AND OTHER AGREEMENTS

  The Credit Agreement contains numerous restrictive covenants which, among other things, restrict the ability of the Company to dispose of assets, incur debt, pay dividends, and make certain investments or acquisitions and which otherwise restrict corporate activities. In addition, the Company is required to maintain specified financial ratios and levels, including fixed charge coverage and total debt ratios. The ability of the Company to comply with those provisions depends on its future performance, which is subject to prevailing economic, financial and business conditions and to other factors beyond the Company's control.

  The indentures relating to the Company's outstanding public debt securities place limitations on, among other things, the Company's ability to incur indebtedness, pay dividends, acquire assets and enter into leases and sale and leaseback transactions. The indentures, however, do not contain any covenant requiring the Company to meet or maintain on a day-to-day basis any specific financial test or ratio.

LABOR AGREEMENTS

  The Company is party to more than 200 collective bargaining agreements with local unions representing approximately 160,000 of the Company's employees. During 1996 the Company negotiated over 50 labor contracts, but it did incur work stoppages in the King Soopers and City Markets divisions. Typical agreements are 3 to 5 years in duration, and as such agreements expire, the Company expects to negotiate with the unions and to enter into new collective bargaining agreements. There can be no assurance, however, that agreements will be reached without work stoppage. A prolonged work stoppage affecting a substantial number of stores could have a material adverse effect on the results of the Company's operations. Major union contracts that will be negotiated in 1997 include Phoenix, Dallas, Atlanta and Nashville store employees.

LEGAL PROCEEDINGS

  There are pending against the Company various claims and lawsuits arising in the normal course of business, including suits charging violations of certain antitrust and civil rights laws. Some of these suits purport or have been determined to be class actions and/or seek substantial damages. Any damages that may be awarded in antitrust cases will be automatically trebled. Although it is not possible at this time to evaluate the merits of these claims and lawsuits, nor their likelihood of success, the Company is of the opinion that any resulting liability will not have a material adverse effect on the Company's results of operations or financial position.

                                  THE COMPANY

  The Company was founded in 1883, incorporated in 1902, and maintains its principal executive offices in Cincinnati, Ohio. The Company is the nation's largest supermarket operator measured by total sales for 1995. At December 30, 1995, the Company operated 1,325 supermarkets in 24 states and 694 convenience stores in 15 states. Additionally the Company had 125 franchised convenience stores in 4 states. The Company also operates food processing facilities which enable the Company's stores to offer quality, low-cost private label perishable and non-perishable products, and an efficient warehouse and distribution system which supplies products to its stores.

  The Company's principal executive offices are located at 1014 Vine Street, Cincinnati, Ohio 45202, and its telephone number at that address is (513) 762-4000.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

  The following table presents the consolidated ratio of earnings to fixed charges for the Company. For purposes of determining the ratio of earnings to fixed charges, "earnings" includes earnings before tax expense, cumulative effect of change in accounting for income taxes and extraordinary loss, plus fixed charges (excluding capitalized interest) and "fixed charges" consists of interest (including capitalized interest) on all indebtedness, amortization of deferred financing costs and that portion of rental expense which the Company believes to be representative of interest.

                              FISCAL YEARS ENDED
 ----------------------------------------------------------------------------------------
 DECEMBER 28,     DECEMBER 30,         DECEMBER 31,         JANUARY 1,         JANUARY 2,
     1996             1995                 1994                1994               1993
  (52 WEEKS)       (52 WEEKS)           (52 WEEKS)          (52 WEEKS)         (53 WEEKS)
 ------------     ------------         ------------         ----------         ----------
     2.2              2.0                  1.8                 1.5                1.3

                                USE OF PROCEEDS

  The Company will apply the net proceeds from the sale of the Debt Securities initially to repay amounts outstanding under the Facility (as hereafter defined) and thereafter, from time to time will use Facility borrowings to repurchase or redeem outstanding indebtedness of the Company, or for other general corporate purposes.

                      DESCRIPTION OF THE CREDIT AGREEMENT

GENERAL

  The following constitutes only a summary of the principal terms and conditions of the Credit Agreement, and is qualified in its entirety by the actual terms of the Credit Agreement, which was filed as an exhibit to the Company's Form 8-K, dated July 20, 1994 and thereafter was amended on July 20, 1995, on November 17, 1995, on April 16, 1996 and on June 14, 1996. Whenever particular provisions or defined terms of the Credit Agreement are referred to, such provisions or defined terms are incorporated herein by reference as part of the statements made herein. For purposes of this description of the Credit Agreement, the term "Company" refers only to The Kroger Co. and does not include The Kroger Co.'s consolidated subsidiaries.

  The Credit Agreement provides for a $1.750 billion Senior Competitive Advance and Revolving Credit Facility Agreement (the "Facility").

COMMITMENT REDUCTIONS

  The Credit Agreement expires on July 20, 2002 and is not otherwise subject to amortization.

INTEREST RATES

  Borrowings under the Facility bear interest at the option of the Company at a rate equal to either (i) the highest, from time to time, of (A) the average of the publicly announced prime rate of Chemical Bank and Citibank, N.A., (B) 1/2% over a moving average of secondary market morning offering rates for 3 month certificates of deposit adjusted for reserve requirements, and (C) 1/2% over the federal funds rate (the "Base Rate") plus the Applicable Percentage or (ii) an adjusted Eurodollar rate based upon the London Interbank Offered Rate ("Eurodollar Rate") plus the Applicable Percentage. The Applicable Percentage is zero for the Base Rate. The Applicable Percentage for Eurodollar Rate advances is 0.3125% as of March 23, 1996.

COLLATERAL

  The Company's obligations under the Facility originally were collateralized by a pledge of a substantial portion of the Company's and certain of its Subsidiaries' assets, including substantially all of the Company's and such Subsidiaries' inventory and equipment and the stock of all Subsidiaries, which collateral also secured the Company's obligations under its Secured Debentures. On April 29, 1996, pursuant to the terms of the Credit Agreement, the Company elected to release all Collateral.

PREPAYMENT

  The Company may prepay the Facility, in whole or in part, at any time, without a prepayment penalty.

CERTAIN COVENANTS

  The Credit Agreement contains covenants which, among other things, (i) restrict investments, capital expenditures, and other material outlays and commitments relating thereto, (ii) restrict the incurrence of debt, including the incurrence of debt by subsidiaries, (iii) restrict dividends and payments, prepayments, and repurchases of capital stock, (iv) restrict mergers and acquisitions and changes of business or conduct of business, (v) restrict transactions with affiliates, (vi) restrict certain sales of assets, (vii) restrict changes in accounting treatment and reporting practices except as permitted under generally accepted accounting principles, (viii) require the maintenance of certain financial ratios and levels, including fixed charge coverage ratios, total debt ratios and senior debt ratios and (ix) require the Company to maintain interest rate protection providing that at least 50% of the Company's indebtedness for borrowed money is maintained at a fixed rate of interest. See "Risk Factors -- Restrictions Imposed by the Credit Agreement and Other Agreements."

  The following is a summary of certain of the covenants contained in the Credit Agreement.

  Maintenance of Fixed Charge Coverage Ratio. The Company is required to maintain a ratio, for the Rolling Period in respect of each Fiscal Quarter, determined as of the last day of each Fiscal Quarter of (i) the sum of (a) Consolidated EBITDA for such Rolling Period and (b) Consolidated Rental Expense for such Rolling Period to (ii) the sum of (a) Consolidated Cash Interest Expense for such Rolling Period and (b) Consolidated Rental Expense for such Rolling Period of not less than 1.7:1.

  The Company's ratio of Consolidated EBITDA Available for Fixed Charges to Consolidated Fixed Charges for the Rolling Period ended March 23, 1996 was 2.46:1.

  Maintenance of Net Total Debt/Consolidated EBITDA Ratio. Following the release of the security interest in all the Collateral the Company is required to maintain a ratio, determined as of the last day of each Fiscal Quarter for the Rolling Period ending on such day, of (i) Net Total Debt on such day to
(ii) the sum of (a) Consolidated EBITDA for such Rolling Period and (b) from and after the making of certain investments or acquisitions, the Acquired EBITDA for any Acquired Entity so invested in or acquired with respect to any Acquired Entity Fiscal Quarter ending during such Rolling Period of no greater than 3.65 to 1.

  The Ratio at March 23, 1996 was 3.05:1.

  Maintenance of Net Senior Debt/Consolidated EBITDA Ratio. Following the release of the security interest in all the Collateral the Company is required to maintain a ratio, determined as of the last day of each Fiscal Quarter for the Rolling Period ending on such day, of (i) Net Senior Debt to (ii) the sum of (a) Consolidated EBITDA for such Rolling Period and (b) from and after the making of certain investments or acquisitions, the Acquired EBITDA for any Acquired Entity so invested in or acquired with respect to any Acquired Entity Fixed Quarter ending during such Rolling Period of no greater than 3.0 to 1. This covenant shall cease to be applicable upon achievement of the Investment Grade Rating Condition.

  The Ratio at March 23, 1996 was 2.19:1.

  Interest Rate Protection. The Company is required to obtain interest rate protection providing that at least 50% of the Company's indebtedness for borrowed money is maintained at a fixed rate of interest.

  Debt. The Company may not create or suffer to exist, or permit any of its Subsidiaries to create or suffer to exist any Debt except, among other things,
(i) Debt under the Credit Agreement; (ii) certain designated Debt existing on July 19, 1994; (iii) Debt secured by permitted liens; (iv) trade accounts payable in the ordinary course of business and accounted for as current accounts payable; (v) Commercial Paper issued by the Parent Borrower; (vi) Debt of the Parent Borrower incurred to prepay, redeem, defease or repurchase existing Debt of the Parent Borrower or any of the Subsidiaries so long as (a) such Debt so incurred is subordinated in right of payment to, or pari passu in right of payment with, the Debt being prepaid, redeemed, defeased or repurchased and (b) the average life to maturity of such Debt so incurred is no earlier than the date that is three months following the Termination Date; provided, however, that up to $625,000,000 of such Debt so incurred may have an average life to maturity shorter than the date that is three months following the Termination Date so long as (A) such Debt does not mature before June 15, 1999, and (B) such Debt is incurred to prepay, redeem, defease or repurchase Debt that matures earlier than the date that is three months following the Termination Date and of the $625,000,000 of such Debt, up to $150,000,000 (or $300,000,000 at any time following the occurrence of an Investment Grade Rating Condition) may be senior in right of payment to the Debt being prepaid, redeemed, defeased or repurchased provided that such Debt is unsecured; (vii) Capital Lease Obligations; (viii) Debt incurred in connection with the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; (ix) Debt incurred or assumed in connection with any investment or acquisition permitted by the Credit Agreement; (x) certain debt owed to the Parent Borrower by Subsidiaries; (xi) Debt secured by mortgages on (a) any property purchased, acquired or developed between January 21, 1992, and the Closing Date or (b) any property purchased, acquired or developed with Real Estate Capital Expenditures, in each case so long as the aggregate amount of the Debt secured by such mortgages does not exceed 100% of the Fair Market Value (determined at the time of such transaction) of such property; (xii) Debt incurred by the Parent Borrower or any of its Subsidiaries in connection with any Receivables Securitization; (xiii) Debt incurred by the Parent Borrower in connection with Interest Rate Agreements; (xiv) Debt of the Parent Borrower not referred to in paragraphs (i) through (xiii) above or in paragraph (xv) below so long as the average life to maturity of such Debt is no earlier than the date that is three months following the Termination Date; and (xv) Debt of the Parent Borrower or any Subsidiary not referred to in paragraphs (i) through (xiv) above in an aggregate amount outstanding at any time not in excess of $100,000,000.

  Capital Expenditures. Prior to the occurrence of the Investment Grade Rating Condition the Company may not make, and will not permit any of its Subsidiaries to make, any Capital Expenditures in excess of $650,000,000 (the "Base Capital Expenditure Amount") for each Fiscal Year; provided, however, that if in any Fiscal Year the amount specified exceeds the amount of Base Capital Expenditures actually made by the Company and its Subsidiaries in such Fiscal Year, the Company and its Subsidiaries shall be entitled to make additional Capital Expenditures in the next succeeding Fiscal Year equal to the amount of such excess not to exceed 45% of the Base Capital Expenditure Amount; provided further, however, that the Company and its Subsidiaries shall be permitted to make additional Capital Expenditures in any Fiscal Year ("Additional Capital Expenditures") in an aggregate amount with respect to the Parent Borrower and its Subsidiaries equal to a percentage of Consolidated Free Cash Flow for the immediately preceding Fiscal Year, such percentage with respect to any Fiscal Year to be equal to (a) 100% in the event that the Parent Borrower's Consolidated Ratio of Net Total Debt to Consolidated EBITDA for the immediately preceding Fiscal Year is 3.0 to 1 or lower; (b) 75% in the event that the Parent Borrower's Consolidated Ratio of Net Total Debt to Consolidated EBITDA for the immediately preceding Fiscal Year is 3.5 to 1 or lower; and (c) 50% in the event that the Parent Borrower's Consolidated Ratio of Net Total Debt to Consolidated EBITDA for the immediately preceding Fiscal Year is lower than the amount set forth below with respect to such preceding Fiscal Year:

       PRECEDING
        FISCAL                       RATIO OF NET TOTAL DEBT TO CONSOLIDATED
         YEAR                      EBITDA FOR IMMEDIATELY PRECEDING FISCAL YEAR
      ----------                   --------------------------------------------
        1995......................                 4.20 to 1.00
        1996......................                 4.10 to 1.00
        1997......................                 4.00 to 1.00
        1998......................                 3.90 to 1.00
        1999......................                 3.80 to 1.00
        2000......................                 3.80 to 1.00

  The entire amount of Additional Capital Expenditures that are permitted to be made in any Fiscal Year but are not made in such Fiscal Year may be carried forward to, and made in the two succeeding Fiscal Years.

  Dividends. Under the Credit Agreement, the Company is restricted from making or declaring cash dividends on the Common Stock.

CERTAIN DEFINITIONS

  "Applicable Percentage" means at any time, with respect to Adjusted Eurodollar Rate Advances, the Facility Fees, Standby Letters of Credit and Documentary Letters of Credit, the applicable percentage set forth below based upon (a) the Senior Debt Ratings at such time or (b) the Applicable Percentage Ratio at such time:

                            LEVEL 1     LEVEL 2     LEVEL 3    LEVEL 4    LEVEL 5     LEVEL 6
                          ----------- ----------- ----------- ---------- ---------- -----------
Moody's/S&P or..........  Baa1 or     Baa2 and    Baa2 or BBB Baa3 and   Baa3 or    Lower than
                          better or   BBB                     BBB-       BBB-       or equal to
                          BBB+ or                                                   Ba1 and
                          better                                                    lower than
                                                                                    or equal to
                                                                                    BB+
Applicable Percentage     5.25 to 1.0 4.75 to 1.0 4.0 to 1.0  3.5 to 1.0 3.0 to 1.0 Lower than
 Ratio..................  or greater  or greater  or greater  or greater or greater 3.0 to 1.0

                 (spreads expressed in basis points per annum)

Adjusted Eurodollar Rate
 Advances...............     12.5        20.0        22.5       31.25       40.0       50.0

  The Applicable Percentage for Base Rate Advances is zero.

  The Applicable Percentage as of March 23, 1996 is determined in accordance with Level 4.

  "Applicable Percentage Ratio" means the ratio (determined as of the last day of each Fiscal Quarter for the Rolling Period ending on such day) of (i) Consolidated EBITDA for such Rolling Period to (ii) Consolidated Total Interest Expense for such Rolling Period.

  "Capital Expenditures" of any Person means, for any period, all expenditures of such Person during such period (whether paid in cash or accrued as liabilities during such period) which, in conformity with generally accepted accounting principles, are required to be included in or reflected by the property, plant or equipment or similar fixed asset accounts on the balance sheet of such Person and certain investments permitted under the Credit Agreement, including equipment which is purchased simultaneously with the trade-in of existing equipment owned by such Person to the extent of the gross amount of the purchase price of such purchased equipment less the book value of the equipment being traded in at such time, but excluding, among other things, (i) expenditures made in connection with the replacement or restoration of assets, to the extent such replacement or restoration is financed out of (a) insurance proceeds paid on account of the loss of or damage to the assets so replaced or restored or (b) awards of compensation arising from the taking by condemnation or eminent domain of the assets so replaced, (ii) any portion of Capital Lease Obligations which is capitalized on such person's balance sheet and (iii) interest capitalized during construction.

  "Consolidated Cash Interest Expense" means, for any period, interest expense net of interest income, whether paid or accrued (including the interest component of Capital Lease Obligations) on all debt of the Company and its Subsidiaries on a Consolidated basis for such period, including, without limitation (i) cash dividends paid in respect of preferred stock issued by the Company, (ii) commissions and other fees and charges payable in connection with Letters of Credit, (iii) net payments payable in connection with certain interest rate protection contracts and (iv) interest capitalized during construction, but excluding, however, (v) interest expense not payable in cash (including amortization of discount and deferred debt expenses), all as determined in conformity with GAAP.

  "Consolidated EBITDA" means, for any period, on a Consolidated basis for the Company and its Subsidiaries, the sum for such period of (i) Consolidated Net Income, plus (ii) depreciation and amortization expense, plus (iii) interest expense net of interest income, plus (iv) federal and state income taxes as determined in accordance with GAAP, plus (v) extraordinary losses (and any unusual losses in excess of $1,000,000 arising in or outside of the ordinary course of business not included in extraordinary losses determined in accordance with GAAP which have been included in the determination of Consolidated Net Income), plus (vi) LIFO charges included in the calculation of Consolidated Net Income, minus (vii) extraordinary gains (and any unusual gains in excess of $1,000,000 arising in or outside of the ordinary course of business not included in extraordinary losses determined in accordance with GAAP which have been included in the determination of Consolidated Net Income), and minus (viii) LIFO credits that have been included in the calculation of Consolidated Net Income.

  "Consolidated Net Income" means, for any period, the net income of the Company and its Consolidated Subsidiaries for such period, before the payments of dividends on all capital stock, determined in accordance with GAAP.

  "Consolidated Rental Expense" means, for any period, the aggregate rental expense (including any contingent or percentage rental expense) of the Parent Borrower and its Subsidiaries on a Consolidated basis for such period (excluding real estate taxes and common area maintenance charges) in respect of all rent obligations under all operating leases for real or personal property minus any rental income of the Parent Borrower and its Subsidiaries on a Consolidated basis for such period, all as determined in conformity with GAAP.

  "Consolidated Total Interest Expense" means, for any period, interest expense net of interest income, whether paid or accrued (including the interest component of Capital Lease Obligations) on all Debt of the Parent Borrower and its Subsidiaries on a Consolidated basis for such period, including (i) commissions and other fees and charges payable in connection with Letters of Credit, (ii) net payments payable in connection with all Interest Rate Agreements, (iii) interest capitalized during construction and
(iv) cash dividends paid in respect of any preferred stock issued by the Parent Borrower, but excluding, however, amortization of deferred debt expense, all as determined in conformity with GAAP.

  "Debt" of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (including all obligations, contingent or otherwise, of such Person in connection with the Letters of Credit, Auction Bid LOCs, letter of credit facilities, acceptance facilities or other similar facilities and in connection with any agreement to purchase, redeem, exchange into debt securities, convert into debt securities or otherwise acquire for value (a) any capital stock of such Person or (b) any warrants, rights or options to acquire such capital stock, now or hereafter outstanding), (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all Capital Lease Obligations of such Person, (v) all Debt referred to in clause (i), (ii), (iii) or (iv) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any lien, security interest or other charge or encumbrance upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt, (vi) all Guaranteed Debt of such Person and (vii) any preferred stock of such Person that is classified as a liability on such Person's Consolidated balance sheet.

  "Funded Debt" means the Debt resulting from the Advances under the Credit Agreement and all other Debt of the Parent Borrower or its Subsidiaries that (on the date of its incurrence or issuance) matures more than one year from the date of determination or matures within one year from such date but is renewable or extendible, at the option of the debtor, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date (in each case including amounts of Funded Debt required to be paid or prepaid within one year from the date of calculation).

  "Guaranteed Debt" of any Person means all Debt referred to in clause (i),
(ii), (iii), (iv) or (v) of the definition of the term "Debt" in this Section guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Debt or to advance or supply funds for the payment or purchase of such Debt, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Debt or to assure the holder of such Debt against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss, but excluding leases at a rental at least as favorable to the Parent Borrower as could be obtained in an arm's-length transaction with a party that is not an Affiliate.

  "Investment Grade Rating Condition" means that the Senior Debt Ratings of the Company's Debt are BBB- or better in the case of Standard & Poor's Corporation or Baa3 or better in the case of Moody's Investors Service, Inc.

  "Net Senior Debt" means, on a Consolidated basis for the Company and its Subsidiaries as of any date, Net Total Debt as of such date minus the sum as of such date of (i) the aggregate outstanding amount of any Subordinated Debt of the Company or any of the Subsidiary Guarantors, (ii) the capitalized amount of any Capitalized Lease Obligations of the Company or any of its Subsidiaries and (iii) the aggregate outstanding face amount of any preferred stock of the Company that is classified as a liability on the Company's Consolidated balance sheet.

  "Net Total Debt" means, on a Consolidated basis for the Company and its Subsidiaries as of any date, (i) the sum as of such date of (a) the aggregate outstanding amount of Funded Debt including current maturities thereof, (b) the aggregate outstanding amount of Commercial Paper and (c) the aggregate outstanding amount of Subsidiary Commercial Paper minus (ii) the sum as of such date of (a) the aggregate outstanding face amount of letters of credit included in Funded Debt, (b) the aggregate outstanding amount of Debt represented by certain investments made by the Parent Borrower and (c) the aggregate amount of Permitted Investments in excess of $100 million.

  "Rolling Period" means, in respect of any Fiscal Quarter, such Fiscal Quarter and the three preceding Fiscal Quarters.

  "Subordinated Debt" means any Indebtedness which is subordinate to the Obligations under the Credit Agreement.

EVENTS OF DEFAULT

  The Credit Agreement provides that various events shall be "Events of Default," upon the occurrence of which the Senior Lenders may suspend or cease making loans or terminate the Facility and declare all amounts outstanding under the Credit Agreement immediately due and payable, as described below. Events of Default include, among other things, (i) failure to pay, when due, any principal payable under the Credit Agreement or the failure to pay any interest or other amount under the Credit Agreement after the same becomes due and such default continues unremedied for three business days after written notice from either Administrative Agent, (ii) material breach of any representation or warranty in the Credit Agreement or related documents, (iii) failure to comply with any of the covenants of the Credit Agreement or related documents after specified grace periods, (iv) failure to pay, or default in performance permitting acceleration under, certain of the Company's other indebtedness, (v) bankruptcy or insolvency of the Company or a Subsidiary or failure to discharge certain judgments of the Company or any Subsidiary, (vi) the Credit Agreement or security interests thereunder in Collateral with a value in excess, individually or in the aggregate, of $30,000,000 ceasing to be in full force and effect, (vii) certain events occurring with respect to the Company's pension plans potentially giving rise to liability under ERISA, and (viii) the occurrence of a "Change of Control" of the Company. A "Change of Control" is defined in the Credit Agreement as (A) the acquisition by any Person or group (other than the trusts for the Company's employee benefit plans) of securities representing 20% or more of the voting Power of the Company or (B) during any 24-month period, individuals who were directors of the Company at the beginning of such period (together with new directors approved by such directors) ceasing to constitute at least 75% of the Board of Directors of the Company.

  The Credit Agreement provides that upon the occurrence of an Event of Default, the Administrative Agents (i) shall at the request, or may with the consent, of the Majority Lenders by notice to the Company declare the obligations of each Lender to make Advances to be terminated, whereupon the same shall forthwith terminate, (ii) shall at the request, or may with the consent, of any Issuing Bank or of the Majority Lenders by notice to the Company declare the obligation of any Issuing Bank to issue Letters of Credit to be terminated, whereupon the same shall forthwith terminate, and (iii) shall at the request, or may with the consent, of the Majority Lenders declare the Advances, all interest thereon and all other amounts payable under the Credit Agreement to be forthwith due and payable, whereupon the Advances, all such interest and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest, prior notice of intention to accelerate or any other notice, all of which are expressly waived by the Company.

                        DESCRIPTION OF DEBT SECURITIES

  Offered Debt Securities (as defined below) will constitute either senior or subordinated debt of the Company and will be issued, in the case of Offered Debt Securities that will be senior debt ("Senior Debt Securities"), under an Indenture (the "Senior Indenture"), between the Company and a trustee to be selected by the Company (the "Senior Trustee"), and, in the case of Offered Debt Securities that will be subordinated debt ("Subordinated Debt Securities"), under an Indenture (the "Subordinated Indenture"), between the Company and a trustee to be selected by the Company (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures", and the Senior Trustee and the Subordinated Trustee are hereinafter referred to as the "Trustee". The statements under this caption relating to the Debt Securities and the Indentures are summaries and do not purport to be complete. Such summaries make use of terms defined in the Indentures and are qualified in their entirety by express reference to the Indentures and the cited provisions thereof, the forms of which are filed as exhibits to the Registration Statement. For purposes of this description of the Debt Securities the term "Company" refers only to The Kroger Co. and does not include The Kroger Co.'s consolidated subsidiaries.

  The particular terms of each issue of Debt Securities (the "Offered Debt Securities"), as well as any modifications or additions to the following general terms which may be applicable in the case of such Offered Debt Securities, will be described in the Prospectus Supplement relating to such Offered Debt Securities. Accordingly, for a description of the terms of a particular issue of Offered Debt Securities, reference must be made both to the Prospectus Supplement relating thereto and the following description.

GENERAL

  The Debt Securities will represent general unsecured senior or subordinated obligations of the Company. The Debt Securities may be issued in one or more series with the same or various maturities. Capitalized terms used herein shall have the meanings established in the Indenture unless otherwise defined herein.

  The Debt Securities relating to this Prospectus will be issued from time to time up to an aggregate principal amount of $500,000,000 or the equivalent thereof. Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the title, aggregate principal amount and authorized denominations of the Offered Debt Securities; (ii) the percentage of their principal amount at which such Offered Debt Securities will be issued; (iii) the date or dates on which the Offered Debt Securities will mature; (iv) the rate or rates (which may be fixed or variable) per annum, if any, at which the Offered Debt Securities will bear interest and the date from which such interest may accrue; (v) the times and places at which principal and any such interest will be payable; (vi) any redemption or sinking fund provisions;
(vii) the currency of payment of principal of, premium, if any, and interest on the Offered Debt Securities; (viii) any index or other basis used to determine the amount of payments of principal of and interest on the Offered Debt Securities; (ix) whether the Offered Debt Securities of any series will be represented by a single global note registered in the name of a depositary's nominee and, if so, the depositary for and the method of transferring beneficial interests in the global note; (x) whether the Offered Debt Securities will be issuable in registered form or bearer form or both and, if Offered Debt Securities in bearer form are issuable, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Offered Debt Securities in bearer form; (xi) ranking as Subordinated Debt Securities, if applicable, and the terms of any such subordination; and (xii) any other terms relating to the Offered Debt Securities not inconsistent with the Indentures, including any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of Offered Debt Securities.

  Offered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the Offered Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indentures. Offered Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

  The Indentures under which certain of the Company's outstanding indebtedness was issued restrict the Company's ability to redeem, defease or otherwise acquire the Debt Securities.

  Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT AND NOTICE THEREOF

  The Indentures will define "Events of Default" with respect to any series of Debt Securities as being any one of the following events and such other events as may be established for a particular series of Debt Securities: (a) failure to pay interest on Debt Securities of such series for 30 days after it becomes due; (b) failure to pay principal (or premium or sinking fund payment, if any) on Debt Securities of such series when due at maturity, upon redemption, by declaration or otherwise; (c) failure to perform any other covenants for 60 days after notice (other than a covenant included in the Indentures solely for the benefit of Debt Securities of any series other than such Debt Securities);
(d) a default under any indebtedness for borrowed money in excess of $30,000,000 constituting a failure to pay when due or resulting in such indebtedness becoming due prior to maturity; (e) certain events of bankruptcy, insolvency or reorganization; and (f) any other Event of Default provided with respect to Debt Securities of such series. (Section 501.) No Event of Default (except an Event of Default described in (c), (d) or (e) above) with respect to a particular series of Debt Securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder.

  Each Indenture will provide that the Trustee shall, within 90 days after the occurrence of a default with respect to any series of Debt Securities or all Debt Securities, give to the holders of such series of Debt Securities or all Debt Securities, as the case may be, notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided, that except in the case of default in the payment of principal (or premium or sinking fund payment, if any) or interest on any series of the Debt Securities, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Debt Securities of such series. (Section 602.)

  The Company will be required to furnish to the Trustee annually after the first issue of the Debt Securities under the Indenture a statement of certain officers of the Company to the effect that to the best of their knowledge the Company is not in default in the performance and observance of the terms of the Indenture or, if they have knowledge that the Company is in default, specifying such default. (Section 1004.)

  If an Event of Default described in clause (a) or (b) above with respect to Debt Securities of any series at the time Outstanding or an Event of Default specified pursuant to clause (f) with respect to Debt Securities of a particular series occurs and is continuing, then in every such case, unless the principal of all such Debt Securities shall have become due and payable, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities of that series may in writing to the Company and the Administrative Agents declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities (as defined in the Indenture), such portion of the principal amount as may be specified in the terms of that series) of all of the Debt Securities of that series, to be due and payable five business days after the receipt by the Company and the Administrative Agents of such written notice. If an Event of Default described in clause (c), (d) or (e) above occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of all the Debt Securities then Outstanding may in writing to the Company and the Administrative Agents declare the principal amount (or, if any such Debt Securities are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all of the Debt Securities to be due and payable five business days after the receipt by the Company and the Administrative Agents of such written notice; provided, that each of the two preceding provisions shall not restrict the availability of other rights or remedies that the Trustee or the holders may have. However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Outstanding Securities, as the case may be) has been made, but before the maturity thereof, the Holders of a majority in principal amount of Outstanding Securities of such series (or of all Outstanding Securities, as the case may be) may, subject to certain conditions, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof) with respect to Debt Securities of such series (or of all Outstanding Securities, as the case may be) have been cured or waived as provided in the Indenture. (Section 502.)

  Each Indenture also provides that the Holders of not less than a majority in principal amount of the Debt Securities of a series (or of all Outstanding Securities, as the case may be) may, subject to certain limitations, waive certain defaults. Subject to certain limitations, the Holders of not less than a majority of the principal amount of the Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 512 and 513.) Each Indenture will provide that in case an Event of Default shall occur (which shall not have been cured or waived), the Trustee will be required to exercise such of its rights and powers under the Indenture and to use the degree of care and skill in their exercise that a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 601.) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of the Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity. (Section 603.)

  Reference is made to the Prospectus Supplement relating to any series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

MODIFICATION OF THE INDENTURE

  Each Indenture will provide that with certain exceptions, the Indenture, the rights and obligations of the Company and the rights of the holders of the Debt Securities may be modified by the Company and the Trustee with the consent of the holders of not less than 50% in aggregate principal amount of all series of Debt Securities directly affected by such modification; but no such modification may be made, without the consent of each holder of such Debt Securities affected thereby, which would (i) change the stated maturity of any Debt Security, or any installment of interest, if any, on any such Debt Security, or reduce the principal amount thereof, or reduce any premium payable upon the redemption thereof, or reduce the rate of interest thereon, or reduce the principal amount payable on acceleration with respect to an Original Issue Discount Security, or change the place or currency of payment of principal or any premium or interest on any such Debt Security; (ii) reduce the above-stated percentage of Debt Securities, the consent of the holders of which is required to modify or alter the Indenture; (iii) impair the right to institute suit for the enforcement of any payment of the principal of, and premium, if any, and interest on any such Debt Security; (iv) modify the foregoing requirements except to increase the percentage of outstanding Debt Securities or to provide that certain other provisions cannot be modified or waived without the consent of the holders of all outstanding Debt Securities; or (v) modify the provisions of the Subordinated Indenture with respect to the subordination of the Subordinated Debt Securities in a manner adverse to the holders of such Debt Securities. (Section 902.) The Company may set a record date for any Act of the holders with respect to consenting to any amendment. (Section 104.)

THE TRUSTEES

  Each Indenture contains limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. In addition, the Trustee may be deemed to have a conflicting interest and may be required to resign as Trustee if at the time of a default under the Indenture it is a creditor of the Company.

  As of the date hereof, the Company has not selected a Trustee for either the Senior Indenture or the Subordinated Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Prospectus Supplement will contain provisions regarding the ability of the Company to consolidate or merge with or into, or convey, transfer or lease its properties or assets to any Person.

CERTAIN DEFINITIONS

  "Indebtedness" means (without duplication), with respect to any Person, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) every obligation of such Person issued or assumed as the deferred purchase price of property, every conditional sale obligation and every obligation under any title retention agreement, in each case if on terms permitting any portion of the purchase price to be paid beyond one year from the date of purchase (but excluding trade accounts payable arising in the ordinary course of business which are not overdue by more than 90 days or which are being contested in good faith), (iv) every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or an Affiliate of such Person of the stock or substantially all of the assets of another Person or a merger or consolidation to which such Person or an Affiliate of such Person was a party, (v) every obligation of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, and (vi) every obligation of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured. "Indebtedness," however, does not include any obligation of any Person under any interest rate swap, cap, collar or similar arrangement.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

  If Subordinated Debt Securities are issued, a Prospectus Supplement relating thereto will describe the terms whereby such Subordinated Debt Securities will be made subordinate and subject in right of payment to the prior payment in full of senior indebtedness of the Company, and such description will include a definition of what constitutes "senior indebtedness" of the Company.

                             PLAN OF DISTRIBUTION

  The Company may offer the Debt Securities directly to purchasers or to or through underwriters, dealers or agents. Any such underwriter(s), dealer(s) or agent(s) involved in the offer and sale of the Debt Securities in respect of which this Prospectus is delivered will be named in the Prospectus Supplement. The Prospectus Supplement with respect to such Debt Securities will also set forth the terms of the offering of such Debt Securities, including the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Debt Securities may be listed.

  The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Prospectus Supplement will describe the method of distribution of the Debt Securities.

  If underwriters are used in an offering of Debt Securities, the name of each managing underwriter, if any, and any other underwriters and the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement relating to such offering and the Debt Securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. It is anticipated that any underwriting agreement pertaining to any Debt Securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities under the Securities Act, or to contribution with respect to payments which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent and (3) provide that the underwriters will be obligated to purchase all Debt Securities offered in a particular offering if any such Debt Securities are purchased.

  If a dealer is used in an offering of Debt Securities, the Company will sell such Debt Securities to the dealer, as principal. The dealer may then resell such Debt Securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  If any agent is used in an offering of Debt Securities, the agent will be named, and the terms of the agency will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in such Prospectus Supplement, an agent will act on a best efforts basis for the period of its appointment.

  Dealers and agents named in a Prospectus Supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the Debt Securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities under the Securities Act. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

  Offers to purchase Debt Securities may be solicited, and sales thereof may be made, by the Company directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof. The terms of any such offer will be set forth in the Prospectus Supplement relating thereto.

  If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other agents of the Company to solicit offers by certain institutional investors to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such purchasers must be approved by the Company. The obligations of any person under any such contract will not be subject to any conditions except that (1) the purchase of the Debt Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction to which such purchaser is subject and (2) if the Debt Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Debt Securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of such contracts.

  The anticipated date of delivery of Debt Securities will be set forth in the Prospectus Supplement relating to each offering.

                          VALIDITY OF DEBT SECURITIES

  The validity of the Debt Securities will be passed upon for the Company by Paul W. Heldman, Esq., Vice President, Secretary and General Counsel of the Company. In rendering his opinions on the validity of the Debt Securities, Mr. Heldman will express no opinion as to the applicability of any federal or state law relating to fraudulent transfers. As of March 31, 1996, Mr. Heldman owned approximately 10,550 shares of the Company's Common Stock and had options to acquire an additional 113,352 shares.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules of The Kroger Co. as of December 30, 1995 and December 31, 1994 and for each of the three fiscal years in the period ended December 30, 1995, which appear in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P. independent certified public accountants, given on the authority of that firm as experts in accounting and auditing.

  Documents incorporated herein by reference in the future will include financial statements, related schedules (if required) and auditors' reports which financial statements and schedules will have been audited to the extent and for the periods set forth in such reports by the firm or firms rendering such reports and, to the extent so audited and consent to incorporation by reference is given, will be incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PRO-SPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CRE-ATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Available Information......................................................  S-2
The Company................................................................  S-3
Recent Developments........................................................  S-3
Use of Proceeds............................................................  S-3
Capitalization.............................................................  S-4
Summary Historical Consolidated
 Financial Data............................................................  S-5
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations................................................................  S-7
Description of the Notes................................................... S-14
Underwriting............................................................... S-21
Validity of the Notes...................................................... S-22
                                  PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Risk Factors...............................................................    3
The Company................................................................    4
Consolidated Ratio of Earnings to Fixed Charges............................    4
Use of Proceeds............................................................    4
Description of the Credit Agreement........................................    5
Description of Debt Securities.............................................   11
Plan of Distribution.......................................................   15
Validity of Debt Securities................................................   16
Experts....................................................................   16

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                                 $200,000,000

                                THE KROGER CO.

                              % SENIOR NOTES DUE 2007

                              ------------------

                                    KROGER

                              ------------------



                             GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                           CITICORP SECURITIES, INC.



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